FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 15, 2016, announcing Gilat’s Third Quarter 2016 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021, 333-204867 and 333-210820).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 15, 2016	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Announces Third Quarter 2016 Results

Third Quarter revenues rise 16% over the previous quarter with significantly improved operating profitability

Petah Tikva, Israel – November 15, 2016 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2016.

Key Financial Highlights:
•	Revenues for Q3 2016 increased 95% to $78.6 million from $40.3 million in the comparable period of 2015. Revenues rose 16% compared with Q2 2016.
•	The Company noted that operating profitability significantly improved in Q3 2016:
o	On a GAAP basis, the operating loss decreased to $0.2 million compared to an operating loss of $29.1 million in Q3 2015, and an operating loss of $2.5 million in Q2 2016.
o	Non-GAAP operating profit increased to $3.3 million in the third quarter of 2016 compared to an operating loss of $5.5 million in Q3 2015 and a $0.5 million operating profit in Q2 2016.
•	On a GAAP basis, the loss for Q3 2016 decreased to $2.2 million compared to a loss of $32.4 million in Q3 2015 and a loss of $3.7 million in Q2 2016.
•	On a non-GAAP basis, net income for Q3 2016 increased to $1.4 million compared to a loss of $8.6 million in Q3 2015 and a loss of $0.6 million in Q2 2016.
•	Adjusted EBITDA for Q3 2016 increased to $5.2 million from an Adjusted EBITDA loss of $3.1 million in Q3 2015 and Adjusted EBITDA of $2.4 million in Q2 2016.
•	Management objectives for 2016: revenues between $290 to $310 million and Adjusted EBITDA of between $18 to $24 million. In 2015, revenues totaled $197.5 million and Adjusted EBITDA was $6.1million.

The Company noted that the significant improvement in profitability during the third quarter was achieved despite an accrual for bad debt of approximately $4.6 million attributable to the Company's governmental customer in Venezuela arising from the worsening economic situation and the recent credit downgrade in that country.

“Two major growth engines are especially exciting for Gilat this quarter,” said Yona Ovadia, CEO of Gilat. “Satellite-based 4G cellular backhaul and mobility, both in In-Flight Connectivity (IFC) and on-the-move connectivity for trains.  We have made important progress in both markets. Especially noteworthy are our recent announcements of the LTE cellular backhaul with Sprint and the broadband connectivity for Spain’s Renfe high speed trains:

-
Sprint is our first such deal in the U.S. and the third with a tier-1 telecom, representing a major endorsement of our technology, which makes satellite connectivity competitive with terrestrial solutions, even in metro edge and other urban areas.

-
Gilat’s On-the-Move antenna was chosen to enable Internet broadband connectivity to passengers on Renfe’s high-speed trains throughout Spain. This represents another major milestone for us in the mobility for trains market, where Gilat is the established leader.

"On the technology side, Gilat is committed to continued innovation in support of our strategy of broadband-for-all. This quarter Gilat announced the first-to-market all-outdoor, easy-to-install VSAT-in-a-Box for high speed consumer broadband, that addresses the consumer broadband market, as well as our ground-breaking small-cell-over-satellite solution that expands 3G and 4G cellular coverage to rural areas.

"We are focused on all five of our strategic growth pillars, as well as our journey to improve profitability, and we are pleased to see progress in both,” concluded Yona Ovadia, CEO of Gilat.

Key Recent Announcements:
•	Gilat’s Satellite On-the-Move Antenna Selected to Deliver Broadband Connectivity for Spain’s High-Speed Trains
•	Gilat First to Deliver Layer 2 with GTP Acceleration to Provide True LTE Speeds over Satellite for Large-Scale Networks
•	Gilat Satellite Networks Joins Telecom Infra Project, Founded by Facebook, Deutsche Telekom, SK Telecom and Others
•	Gilat Unveils Revolutionary Small-Cell-Over-Satellite Solution for 3G and 4G Coverage
•	Gilat’s Satellite-based Cellular Backhaul Solution Selected by Sprint to Extend LTE Services to Metro Edge and Rural Areas in the US
•	Gilat First to Market with a Complete VSAT-in-a-Box for High-Speed Consumer Broadband
•	Optus Selects Gilat’s Cellular Solution to Extend 3G Coverage to Rural Areas in Australia
•	Intelsat General Reports Unprecedented Performance Using Gilat’s Small Airborne Flat-Panel Antenna

Conference Call and Webcast Details:
Gilat management will host a conference call today, November 15, at 14:30 GMT / 09:30 AM EST / 16:30 IST to discuss the third quarter results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (1) 888-668-9141.

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: http://www.veidan-stream.com/?con=Gilat_Satellite_Networks_Q3_2016_Results

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay
A replay of the conference call will be available beginning approximately 17:00 GMT/ 12:00 PM EST/ 19:00 IST today, until 17:00 GMT/ 12:00 PM EST/ 19:00 IST on November 17, 2016.

International participants are invited to access the replay of the call at (972)3-925-5904, and US-based participants are invited to access the call by dialing (1)888-782-4291.

A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the company’s underlying operational results, trends and performance. Gilat is presenting Adjusted EBITDA (operating income before depreciation, amortization, non-cash stock option expenses and other costs related to acquisition transactions, restructuring cost, goodwill impairment and trade secrets litigation expenses) for the first time due to a significant increase in litigation expense relating to an ongoing trade secrets litigation in the U.S. against former employees, which commenced in 2015. Adjusted EBITDA excludes the abovementioned litigation expense of $2.0 million in Q3 2016 and $0.3 million in Q3 2015 and $1.4 million in Q2 2016.

Adjusted EBITDA is presented to compare the company’s performance to that of prior periods and evaluate the company’s financial and operating results on a consistent basis from period to period. The company also believes this measure, when viewed in combination with the company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$199,206	$129,861	$78,643	$40,347
Cost of revenues	147,914	96,137	54,930	30,865
Gross profit	51,292	33,724	23,713	9,482

Research and development expenses	19,374	19,243	6,781	6,115
Less - grants	1,008	563	370	151
Research and development, net	18,366	18,680	6,411	5,964
Selling and marketing expenses	17,224	18,725	6,248	6,050
General and administrative expenses	21,435	15,226	11,283	5,164
Restructuring Costs	-	986	-	986
Goodwill Impairment	-	20,402	-	20,402
Total operating expenses	57,025	74,019	23,942	38,566
Operating loss	(5,733)	(40,295)	(229)	(29,084)
Financial expenses, net	(3,175)	(5,850)	(1,572)	(2,940)
Loss before taxes	(8,908)	(46,145)	(1,801)	(32,024)
Taxes on income	967	740	398	173
Loss from continuing operations	(9,875)	(46,885)	(2,199)	(32,197)
Loss from discontinued operations	-	(200)	-	(200)
Loss	$(9,875)	$(47,085)	$(2,199)	$(32,397)

Loss per share from continuing operations (basic and diluted)	(0.19)	(1.08)	(0.04)	(0.73)
Loss per share from discontinued operations (basic and diluted)	-	(0.00)	-	(0.00)
Loss per share (basic and diluted)	$(0.19)	$(1.08)	$(0.04)	$(0.73)

Weighted average number of shares used in
computing loss per share (basic and diluted)	51,096,829	43,436,470	54,523,585	44,030,805

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2016			September 30, 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$23,713	1,204	$24,917	$9,482	1,278	$10,760
Operating expenses	23,942	(2,357)	21,585	38,566	(22,319)	16,247
Operating income (loss)	(229)	3,561	3,332	(29,084)	23,597	(5,487)
Income (loss) before taxes on income	(1,801)	3,561	1,760	(32,024)	23,597	(8,427)
Net income (loss) from continuing operations	(2,199)	3,561	1,362	(32,197)	23,597	(8,600)
Loss from discontinued operations	-	-	-	(200)	200	-
Net income (loss)	(2,199)	3,561	1,362	(32,397)	23,797	(8,600)

Net income (loss) per share from continuing operations (basic and diluted)	(0.04)	0.06	0.02	(0.73)	0.53	(0.20)
Net income (loss) per share from discontinued operations (basic and diluted)	-	-	-	(0.00)	(0.00)	-
Net income (loss) per share (basic and diluted)	$(0.04)	0.06	$0.02	$(0.73)	0.53	$(0.20)

Weighted average number of shares used in
computing income (loss) per share (basic and diluted)
Basic	54,523,585		54,523,585	44,030,805		44,030,805
Diluted	54,523,585		54,614,252	44,030,805		44,030,805

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, goodwill impairment, trade secrets litigation expenses, restructuring costs and loss from discontinued operations.

	Three months ended	Three months ended
	September 30, 2016	September 30, 2015
	Unaudited	Unaudited

GAAP loss	$(2,199)	$(32,397)
Gross profit:
Non-cash stock-based compensation expenses	9	59
Amortization of intangible assets related to acquisition transactions	1,195	1,219
	1,204	1,278
Operating expenses:
Non-cash stock-based compensation expenses	180	443
Amortization of intangible assets related to acquisition transactions	194	190
Goodwill impairment	-	20,402
Trade secrets litigation expenses	1,983	298
Restructuring costs	-	986
Loss from discontinued operations	-	200
	2,357	22,519

Non GAAP net income (loss)	$1,362	$(8,600)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2016			September 30, 2015
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	$51,292	3,614	$54,906	$33,724	3,759	$37,483
Operating expenses	57,025	(4,826)	52,199	74,019	(24,211)	49,808
Operating income (loss)	(5,733)	8,440	2,707	(40,295)	27,970	(12,325)
Loss before taxes on income	(8,908)	8,440	(468)	(46,145)	27,970	(18,175)
Loss from continuing operations	(9,875)	8,440	(1,435)	(46,885)	27,970	(18,915)
Loss from discontinued operations	-	-	-	(200)	200	-
Loss	(9,875)	8,440	(1,435)	(47,085)	28,170	(18,915)

Loss per share from continuing operations (basic and diluted)	(0.19)	0.16	(0.03)	(1.08)	0.64	(0.44)
Loss per share from discontinued operations (basic and diluted)	-	-	-	(0.00)	(0.00)	-
Loss per share (basic and diluted)	$(0.19)	0.16	$(0.03)	$(1.08)	0.64	$(0.44)

Weighted average number of shares used in
computing loss per share (basic and diluted)	51,096,829		51,096,829	43,436,470		43,436,470

(1)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, goodwill impairment, trade secrets litigation expenses, restructuring costs and loss from discontinued operations.

	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015
	Unaudited	Unaudited

GAAP loss	$(9,875)	$(47,085)
Gross profit:
Non-cash stock-based compensation expenses	32	165
Amortization of intangible assets related to acquisition transactions	3,582	3,594
	3,614	3,759
Operating expenses:
Non-cash stock-based compensation expenses	660	1,500
Amortization of intangible assets related to acquisition transactions	583	615
Goodwill impairment	-	20,402
Trade secrets litigation expenses	3,583	708
Restructuring costs	-	986
Loss from discontinued operations	-	200
	4,826	24,411

Non GAAP loss	$(1,435)	$(18,915)

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating loss	$(5,733)	$(40,295)	$(229)	$(29,084)
Add:
Non-cash stock-based compensation expenses	692	1,665	189	502
Restructuring costs	-	986	-	986
Goodwill impairment	-	20,402	-	20,402
Trade secrets litigation expenses	3,583	708	1,983	298
Depreciation and amortization	9,831	11,459	3,306	3,760
Adjusted EBITDA	$8,373	$(5,075)	$5,249	$(3,136)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$53,439	$18,435
Restricted cash	65,537	100,779
Restricted cash held by trustees	6,970	8,524
Trade receivables, net	41,955	50,984
Inventories	23,064	25,358
Other current assets	14,390	16,223
Total current assets	205,355	220,303

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	202	179
Severance pay funds	7,925	7,545
Other long term receivables	224	221
Total long-term investments and receivables	8,351	7,945

PROPERTY AND EQUIPMENT, NET	80,748	81,963

INTANGIBLE ASSETS, NET	12,825	17,154

GOODWILL	43,468	43,468

TOTAL ASSETS	$350,747	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	$-	$7,000
Current maturities of long-term loans	4,562	4,542
Trade payables	21,044	17,210
Accrued expenses	49,680	23,481
Advances from customers	16,192	82,813
Advances from customers held by trustees	6,871	8,515
Other current liabilities	19,074	16,213
Total current liabilities	117,423	159,774

LONG-TERM LIABILITIES:
Accrued severance pay	7,684	7,506
Long-term loans, net of current maturities	17,112	21,493
Other long-term liabilities	2,840	3,978
Total long-term liabilities	27,636	32,977

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,592	2,048
Additional paid-in capital	919,893	884,126
Accumulated other comprehensive loss	(2,557)	(3,727)
Accumulated deficit	(714,240)	(704,365)
Total equity	205,688	178,082

TOTAL LIABILITIES AND EQUITY	$350,747	$370,833

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Cash Flows from continuing operations
Cash Flows from Operating Activities:
Loss	$(9,875)	$(47,085)	$(2,199)	$(32,397)
Loss from discontinued operations	-	(200)	-	(200)
Loss from continuing operations	(9,875)	(46,885)	(2,199)	(32,197)
Adjustments required to reconcile loss
to cash provided by (used in) operating activities:
Depreciation and amortization	9,831	11,459	3,306	3,760
Goodwill impairment	-	20,402	-	20,402
Stock-based compensation	692	1,665	189	502
Accrued severance pay, net	(202)	(274)	(105)	(4)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(1,454)	207	106	120
Exchange rate differences on long-term loans	56	(221)	8	5
Deferred income taxes	5	11	5	49
Decrease in trade receivables, net	10,109	16,730	6,115	10,395
Decrease in other assets (including short-term, long-term
and deferred charges)	1,119	983	2,191	919
Decrease (increase) in inventories	865	(4,911)	3,324	(2,094)
Decrease (increase) in restricted cash directly related to operating activities	28,482	(52,736)	6,908	1,582
Increase (decrease) in trade payables	3,847	(7,647)	655	(2,346)
Increase (decrease) in accrued expenses	26,014	(509)	11,531	1,251
Increase (decrease) in advance from customers	(66,642)	55,616	(30,357)	(1,716)
Increase (decrease) in advances from customers, held
by trustees	(1,028)	(8,411)	984	(4,253)
Increase (decrease) in other current liabilities and other long term liabilities	1,630	(406)	933	(2,148)
Cash provided by (used in) Operating Activities	3,449	(14,927)	3,594	(5,773)

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,822)	(3,109)	(790)	(1,270)
Investment in restricted cash held by trustees	(10,925)	(6,109)	(5,497)	-
Proceeds from restricted cash held by trustees	13,473	18,649	5,315	3,997
Investment in restricted cash (including long-term)	(204)	(22,411)	(18)	(1,209)
Proceeds from restricted cash (including long-term)	7,441	32,559	15	4,283
Cash provided by (used in) Investing Activities	6,963	19,579	(975)	5,801

Cash Flows from Financing Activities:
Capital lease payments	(307)	(408)	-	(204)
Issuance of shares in a rights offering	35,095	-	-	-
Issuance of restricted stock units and exercise of stock options	527	5,595	181	1,890
Payment of obligation related to the purchase of intangible assets	-	(500)	-	(500)
Short term bank credit, net	(7,000)	(3,811)	-	1,758
Repayment of long-term loans	(4,416)	(4,409)	(139)	(137)
Cash provided by (used in) Financing Activities	23,899	(3,533)	42	2,807

Effect of exchange rate changes on cash and cash equivalents	693	(1,122)	18	(708)

Increase (decrease) in cash and cash equivalents	35,004	(3)	2,679	2,127

Cash and cash equivalents at the beginning of the period	18,435	27,726	50,760	25,596

Cash and cash equivalents at the end of the period	$53,439	$27,723	$53,439	$27,723